Mail Stop 4-6

November 24, 2004

Mr. Brian Bonar
Chief Executive Officer
Dalrada Financial Corporation
9449 Balboa Avenue, Suite 211
San Diego, California 92123

Re:	Dalrada Financial Corporation
	Registration Statement on Form SB-2 filed October 28, 2004
	File No. 333-120019

Form 10-KSB for the fiscal year ended June 30, 2004
	File No. 0-12641

Dear Mr. Bonar:

This is to advise you that we have limited our review of the above-referenced registration statement and periodic report to the matters addressed in the comments below. No further review of the registration statement and periodic reports has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933, as amended, has been included.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. You should respond to the comments relating to the periodic reports no later than December 10, 2004.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may
have about our comments or any other aspect of our review.   Feel free
to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise of your intentions with respect to your Form S-2
(File No. 333-55874), which was initially filed in February 2001.

Registration Statement on Form SB-2 filed October 28, 2004

Prospectus Cover

2. Please limit the cover page to the information that is required by
Item 501 of Regulation S-B and other information that is key to an investment decision. Your cover page contains detailed information that is disclosed elsewhere in your prospectus, such as disclosure regarding conversion restrictions on the rights of the convertible debenture holders as well as the fact that your stock is considered to be `penny stock.` For additional guidance, please refer to Rule 421(d) of Regulation C.

3. Please provide us with the calculations for the number of shares issuable upon conversion of the convertible debentures at an assumed conversion price of $.007. For example, the $225,000 convertible debenture would appear to convert to 32,142,857 shares of common stock at the conversion price of $.007 rather than 64,285,714 shares.

Risk Factors
The Issuance of the Shares in this Offering, Plus the Existing
Outstanding Convertible Notes, Will Result in Dilution, p. 11

4. Please revise your disclosure to present in tabular form the number of shares that may be issued upon conversion of the debentures at various market prices. Please consider using example market prices that are reflective of current market prices. Please supplementally inform us why your current disclosure in this risk factor reflects conversions at 50 percent and 25 percent of market price. Your prior disclosure indicates that the convertible debentures are convertible at the lesser of (1) $.02 per share or (2) 70 percent of the average of the three lowest closing bid prices per share for the 60 days prior to conversion.

Executive Compensation

5. Please present the information in your summary compensation table in accordance with Item 402(b) of Regulation S-B. For example, we do not understand what the columns "options/salary," "other" and "SARs" encompass. From your option grant table, it appears that Mr. Bonar received 7 million options in 2004, but these are not reflected in the summary compensation table. Please advise or revise.

Security Ownership

6. Please update your ownership information to a more recent date than June 7, 2004.

Selling Security Holders

7. Please provide a materially concise and complete discussion of the transactions by which the selling security holders received their shares to be resold. See Item 507 of Regulation S-B. This information is helpful for us in evaluating the resale transaction that you propose to register. Ensure that you clearly explain the conversion terms of the convertible debentures and consider providing a sample conversion of the debentures based upon a recent market price. Also, address how the issuance of common stock pursuant to the debentures is affected by the 9.99 percent contractual restriction.

Financial Statements

8. Please include your financial statements for the quarter ended
September 30, 2004 in your registration statement. Please see Item 310(g) of Regulation S-B.

9. We understand that the results of Greenland Corporation are included in your consolidated results of operation from the date of acquisition (January 14, 2003) through March 1, 2004. We further understand that outstanding comments addressed to Thomas J. Beener dated January 26, 2004 relating to the financial statements of Greenland Corporation have not been addressed. We will not be in a position to complete our limited review of your financial statements until the outstanding comments relating to Greenland Corporation have been resolved.

10. Help us understand why it is appropriate for you to present the results of operations of Greenland Corporation as discontinued operations. In this regard, we understand that you continue to hold approximately 19 million shares of Greenland Corporation, or slightly more than 20 percent of Greenland`s issued and outstanding shares. Tell us how you meet the criteria in paragraph 42 of SFAS 144 for presentation as discontinued operations, since it appears that you have significant continuing involvement in the operations of Greenland. Also, clarify how you are accounting for the approximately 19 million shares of Greenland that you continue to hold. Since you continue to hold approximately 20 percent of Greenland`s issued and outstanding shares, justify and explain why you are not applying the equity method of accounting. Please refer to paragraph 17 of APB 18.

Signatures

11. Please indicate who is signing in the capacity of the controller or principal accounting officer. Please see Instructions to Form SB-2.

Exhibits

12. We are unable to locate the Securities Purchase Agreement relating to the $800,000 in Convertible Debentures. Please advise.

Form 10-KSB for the fiscal year ended June 30, 2004

Item 8A. Controls and Procedures.

13. Your effectiveness analysis appears to be narrower than that which is prescribed by Rule 13a-15 of the Securities Exchange Act. In this regard, your analysis appears to be restricted to the effectiveness of your controls in connection with "material" information. Pursuant to Rule 13a-15(e) of the Securities Exchange Act, disclosure controls and procedures applies to "information required to be disclosed" without reference to materiality. Please revise. In this regard, we note that your Item 3 disclosure in your Form 10-QSB for the quarter ended September 30, 2004 appears to comport with Rule 13a-15.


*              *              *              *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Similarly, a cover letter addressing the comments on the periodic reports should be provided no later than the date specified above. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Mitrovich at (202) 942-1836 if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director

cc:	Via Facsimile
	Owen Naccarato, Esq.
	Naccarato & Associates
	19600 Fairchild, Suite 260
	Irvine, California 92612
	Telephone:  (949) 851-9261
	Facsimile:  (949) 851-9262



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